August 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kari Jin

Re:	Comment Letter Dated July 24, 2006

Epicor Software Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 31, 2006

Form 10-K/A for the fiscal year ended December 31, 2005

Filed April 14, 2006

Form 8-K filed April 26, 2006

File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated July 24, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 8-K filed April 26, 2006 of Epicor Software Corporation (the “Company”). The Company’s Form 10-Q for the fiscal quarter ended June 30, 2006 is due on August 9, 2006 and the Company is in the process of preparing its Form 10-Q. Therefore, the Company hereby requests an additional 10 business days to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by August 21, 2006.

If you have any questions, please do not hesitate to call Katharine Martin at Wilson Sonsini Goodrich & Rosati at (650) 565-3522.

Sincerely,

/s/ John Ireland
John Ireland
Vice President and General Counsel
Epicor Software Corporation